Exhibit 16

[EKSH Header]

December 29, 2014

Office of the Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561
Re: Earthstone Energy, Inc.

Ladies and Gentlemen:

We have read the Company’s statements under Item 4.01 of its Current Report on Form 8-K, dated December 29, 2014, and we concur with the information shown therein.

We confirm we had no disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure during the last two fiscal years ended March 31, 2014, which disagreements, if not resolved to our satisfaction, would have caused us to make a reference to the subject matter of the disagreements in connection with our reports.

Yours truly,

/s/ EKS&H, LLLP

EKS&H LLLP